

Mail Stop 3561

June 3, 2010

Daniel J. O'Leary
Chairman and Chief Executive Officer
Edgen Murray Corporation
18444 Highland Road
Baton Rouge, LA 70809

> **Re: Edgen Murray Corporation**
> **Amendment No. 1 to Registration Statement on Form S-4**
> **Filed May 19, 2010**
> **File No. 333-165928**

Dear Mr. O'Leary:

We have reviewed your responses to the comments in our letter dated May 3, 2010 and have the following additional comments. Please note that all page references below correspond to the marked version of your filing provided by counsel.

General

1. We note your response to our prior comment 1. Please revise your supplemental letter to include all of the representations contained in the Morgan Stanley and Shearman & Sterling no-action letters or please advise.

2. We note your response to our prior comment 3. Please advise how a guarantee by a future U.S. subsidiary would not constitute a new security which would need to be registered on a registration statement.

Prospectus

Cover Page

3. Please confirm that the expiration date will be included in the final prospectus disseminated to security holders and filed pursuant to the applicable provisions of Rule 424.

Cautionary Statement Regarding Industry and Market Data, page iii

4. We note your response to our prior comment 6. Please similarly revise your third risk factor on page 43.

Cautionary Note Regarding Forward-Looking Statements, page iv

5. Please revise your disclosure to state that the safe harbor provisions of the federal securities laws do not apply to any forward-looking statements contained in this prospectus.

6. We note your response to our prior comment 7. Please revise the second sentence of the third paragraph to remove any reference to risks that are currently deemed immaterial. If a risk is deemed not material, please do not reference it. Please also similarly revise the third sentence of the first paragraph on page 20.

The Exchange Offer, page 6
Acceptance of the Initial Notes and Delivery of Exchange Notes, page 7

7. We note your response to our prior comment 11. Please revise the prospectus to provide consistent disclosure that you will promptly tender the exchange notes after expiration. For example we note the statement on page 117 that "we will accept all initial notes properly tendered and will issue the exchange notes promptly thereafter."

Resales, page 8

8. Please revise the last bullet point on page 8 so that the representation applies to any person and not just to persons who are not a broker-dealer. Please also revise similar disclosure elsewhere in your prospectus such as on page 113.

Obligations of Broker-Dealers, page 9

9. We note the first sentence of this section. Please advise as to which broker-dealers that did not acquire the initial notes as a result of market making or other trading activities will receive exchange notes. Alternatively, please revise this sentence to make it clear that any broker-dealer who receives an exchange note acquired the initial notes as a result of market making or other trading activities.

Risk Factors, page 20
There is no active trading market for the exchange notes and one may not develop, page 20

10. We note your response to our prior comment 19. Please revise your disclosure in this risk factor to make it clear that Jefferies & Company, Inc. is not participating in the exchange offer.

Management's Discussion and Analysis of Results of Operations and Financial Condition, page 51
Critical accounting policies, page 54
Goodwill and other intangible assets, page 55

11. We note from the disclosure included in the company's interim financial statements that sales declined significantly to $144.5 million for the three months ended March 31, 2010 from $235.2 million during the comparable period of 2009. We also note from the discussion provided in MD&A that this decline is attributable to the global economic downturn and associated spending cuts by customers in all segments of the energy industry. Given the significant decline in the company's sales levels during 2010 and the resultant impact on the company's income from operations and net loss for the period, please tell us and revise your critical accounting policies disclosures to indicate whether an updated impairment analysis with respect to the company's goodwill and other indefinite lived intangible assets was performed by the company at March 31, 2010 pursuant to the guidance in ASC 350-20-35-30. If not, please explain whether the company's actual results for the quarter ended March 31, 2010 are in line with the company's expectations and with the projections used in the company's most recently completed impairment analysis. Also, to the extent that any of your reporting units were at risk of failing step one of the goodwill impairment analysis at the date of your most recent impairment analysis, please expand MD&A to discuss the following:

- Percentage by which fair value exceeded the carrying value of the reporting unit as of the date of the most recent impairment test.

- The amount of goodwill allocated to the reporting unit.

- A description of the methods and key assumptions used in your most recent goodwill impairment analysis, including a discussion of how the key assumptions were determined.

- A discussion regarding the degree of uncertainty associated with the key assumptions used in the impairment analysis.

- A description of potential events and or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

   If you do not believe that any of your reporting units were at risk of failing step one of your goodwill impairment test, please specifically state this in your response and in your revised disclosures.

Business, page 80

12. We note your response to our prior comment 21, and we reissue in part. We note the statement on pages 2 and 81 that "We believe that this trend has allowed larger distributors, like us, to continue to take market share…" Please provide a basis for this statement or remove.

Beneficial Ownership, page 108

13. Please identify the individual or individuals who have voting and dispositive power with respect to the shares held by all legal entities.

The Exchange Offer, page 113
Purpose and Effect of the Exchange Offer, page 113

14. Please add a bullet point to the second set of bullet points on page 113 to include the representation that it is not participating in and does not intend to participate in the distribution of the exchange notes.

Expiration Date; Extensions; Amendments; Termination, page 114

15. Please revise your disclosure to indicate that a waiver of a material condition would constitute such a material change that would require you to extend the offer period if necessary so that at least five business days remain in the offer following notice of the material change.

Conditions to the Exchange Offer, page 118

16. We note your response to our prior comment 30 and reissue our comment. Please revise to include an objective standard for the determination of whether a condition has been satisfied.

Part II

Exhibit 5.1

17. We note your assumption that "the Exchange Notes have been duly authorized by the Company." We view this statement as a legal conclusion that should be opined upon by legal counsel. Alternatively, please explain how this assumption is a factual conclusion and not a legal conclusion.

18. Please revise the last sentence of the third paragraph of your opinion to remove language limiting the opinion to a date prior to effectiveness or confirm that you will re-file your opinion on the date of effectiveness.

19. Please revise your legality opinion or confirm to us in a response to indicate that the opinion opines upon Delaware law including all applicable statutory provisions, the rules and regulations underlying those provisions and all applicable judicial and regulatory determinations interpreting those laws.

20. Please delete the first sentence of the penultimate paragraph of your opinion. Investors who receive the exchange notes pursuant to this registration statement need to be able to rely upon this legal opinion.

Exhibit 5.2

21. Please revise the penultimate paragraph of your opinion to remove language limiting the opinion to a date prior to effectiveness or confirm that you will re-file your opinion on the date of effectiveness.

Exhibit 12.1

22. Please revise the "earnings" amounts for the three months ended March 31, 2009 and 2010 to reflect the income (loss) from continuing operations before income taxes reflected in your interim financial statements for these periods rather than net income. Also, the amount for the three months ended March 31, 2010 should appropriately be reflected as a loss. The ratio of earnings to fixed charges on page 16 will also require correction as a result of these changes.

23. In a related matter, we note that using the loss before taxes for the three months ended March 31, 2010 in the computation of your ratio of earnings to fixed charges will result in a deficiency of earnings to cover fixed charges. Please disclose the dollar amount of the company's deficiency of earnings to cover fixed charges for this period. Refer to the guidance outlined in Instruction 2 to Item 503(d) of Regulation S-K. The deficiency of earnings to cover fixed charges on page 16 should be similarly revised.

Exhibit 99.1

24. Refer to the second sentence of the first paragraph under the heading "Please Read the Accompanying Instructions Carefully." Please revise your letter of transmittal to clarify that if your exchange offer is amended in a manner determined by the Company to constitute a material change, including the waiver of a material condition, you will extend the offer period if necessary so that at least five business days remain in the offer following notice of the material change.

General

25. Please update the financial statements, if necessary, as required by Rule 3-12 of Regulation S-X.

26. Please provide a currently dated consent of the independent registered accountant in any future amendments to your Form S-4 registration statement.

* * * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

· should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

· the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Heather Clark at (202) 551-3624 or Linda Cvrkel at (202) 551-3813 if you have questions regarding comments on the financial statements and related matters. Please contact John Dana Brown at (202) 551-3859 or me at (202) 551-3574 with any other questions.

Sincerely,

Julie F. Rizzo
Attorney-Adviser

cc: Eric S. Siegel, Esq.
Dechert LLP
Fax: (215) 655-2757